Exhibit 99.3

VIQ Solutions Inc.

Q2 2022 Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Expressed in United States dollars)

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the three and six months ended June 30, 2022. This MD&A should also be read in conjunction with the Q2 2022 unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), IAS 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee interpretations as issued by the International Accounting Standards Board and are available on SEDAR at www.sedar.com. This MD&A should also be read in conjunction with our annual MD&A and audited financial statements for the years ended December 31, 2021, and 2020, which we prepared in accordance with IFRS and are available on SEDAR at www.sedar.com and filed as an Exhibit to our Annual Report on Form 20-F available on EDGAR at www.sec.gov/edgar.

Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to substantial risks and uncertainties. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risk Factors”. The information in this MD&A is provided as of August 10, 2022, unless otherwise indicated.

Unless the context otherwise requires, all references to “VIQ”, “Company”, “VIQ Solutions”, “our”, “us”, and “we” refer to VIQ Solutions Inc. and its subsidiaries. Additional information regarding the Company, including in its annual information form for its fiscal year ended December 31, 2021 (the “AIF”), is available on SEDAR at www.sedar.com. Information regarding the Company is also available on EDGAR at www.sec.gov/edgar.

All amounts herein are presented in United States dollars, unless otherwise indicated.

Forward-Looking Statements

This MD&A contains forward-looking statements about our expected achievements, the recovery of the global economy, the impacts of COVID-19, the timing of disclosure related to key performance indicators, the use of future cash and capital allocation, the remediation of material weaknesses in internal controls, the future adoption of technology, the future success of our business and technology strategies, performance, goals and other future events. Management’s assessment of future plans and operations, cash flows, methods of financing and the ability to fund financial liabilities and the timing of and impact of adoption of IFRS and other accounting policies may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, the risks identified below.

Therefore, the Company’s actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although the Company currently believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because such statements are subject to substantial risks and uncertainties and the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified in this document and other documents filed by the Company, assumptions have been made regarding, among other things: the expected impact of increasing competition; the general stability of the economic and political environment in which the Company operates, including significant changes in demand from the Company’s clients as a result of the impact of a global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to, clients and suppliers, during uncertain economic conditions; the Company’s dependence on a limited number of clients; the Company’s dependence on industries affected by rapid technological change; the Company’s ability to successfully manage its operations internationally including in the United Kingdom, Australia and the United States; the challenge of managing its financial exposures to foreign currency fluctuations; the Company’s ability to obtain and retain qualified staff and services in a timely and cost-efficient manner; the Company’s ability to obtain financing on acceptable terms when needed, including anticipated sources of funding of working capital and financial losses which may include securing credit facilities, accessing new equity, corporate acquisitions or business combinations or joint venture arrangements; the ability to secure new contracts on terms acceptable to the Company; the ability to successfully develop new products; the Company’s ability to effectively register, for protection, its new and existing technologies and products in certain jurisdictions; the Company’s ability to protect new and existing products from proprietary infringement by third parties and its ability to effectively enforce such proprietary infringements; taxes in the jurisdictions in which the Company operates, including Canada, the United Kingdom, Australia and the United States; and the Company’s ability to successfully market its products. Readers are cautioned that the foregoing list of factors is not exhaustive.

Management Discussion & Analysis	Page 1

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

The purpose of the forward-looking statements is to provide the reader with a description of management’s current expectations regarding the Company’s 2022 outlook and may not be appropriate for other purposes. Readers are encouraged to read the section entitled “Risk Factors” in this MD&A and the section entitled “Risk Factors” in the AIF and the Company’s annual report on Form 20-F filed with the SEC for a broader discussion of the factors that could affect its future performance. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Trademarks

This MD&A includes trademarks, such as “CapturePro”, “aiAssist”, “NetScribe”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this MD&A, other than those that belong to VIQ, are the property of their respective owners.

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated condensed financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

•	Adjusted EBITDA

•	EBITDA

•	ARR

•	Average Technology Services Revenue per Day

•	Technology Services Cost of Sales without COVID-19 subsidies per Minute of Audio

•	Gross Margin for Technology Services without COVID-19 Subsidies

•	Gross Margin for Technology and related revenue

Management Discussion & Analysis	Page 2

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

For a detailed description of each of the non-IFRS measures and ratios used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the “Key Operating Metrics – Non-IFRS Measures” section of this MD&A. The non-IFRS measures and ratios set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 3,455 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia,Europe, the Middle East and Africa.

Our scalable technology utilizes artificial intelligence (“AI”) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. For the six months ended June 30, 2022 , our platform processed over 8.7 million minutes of recorded, multi-speaker, multi-channel audio and video and created approximately 4.7 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain generally the same or increase in terms of the overall contribution to the Company. Also, these clients are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream.

Our revenue comes from transcription services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription service revenue consists of fees charged for editing documentation services provided to our clients. Technology service revenue consists of fees charged for automated transcription services. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Management Discussion & Analysis	Page 3

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness of global brand to increase our future revenue growth opportunities.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Business Overview of Q2 2022

Q2 2022 started with impacts tied to the Great Resignation in Australia with workforce constraints impacting revenue, cost of sales and selling and administrative expenses. This was particularly challenging in the law enforcement sector where in-office staffing is required and has seen the most profound impacts from the “Great Resignation”. Significant effort was placed on mitigating the effects of the “Great Resignation” and by June 2022 the results of this substantial effort started to materialize. Measures taken to accelerate the deployment of technology and our global reach, should position VIQ favorably against future exposure from both economic conditions impacting labor such as inflation or currency impacts but also concentrated exposure of the COVID-19 virus in any one office or jurisdiction.

While we believe the days of shutdowns are behind us, we have now implemented measures to insulate the organization from future impacts that would dilute our ability to drive scale across the organization.

We saw reduced revenue in the insurance sector, but we are gaining share in higher margin products such as FirstDraft that will offset the impact to this revenue loss with significantly higher margins.

Trials conducted by prospective customers in the courts sector were discussed in Q1 2022 have had favorable results. The trials referenced in Q1 were successful and are moving to the contracting phase or to paid betas as the trials expand.

As our focus on the media sector expands, we completed the acquisition of Carbon and plan to utilize this technology to drive broader interest and competitive and technological advantages. Providing relevant technologies that allow for integration to foundational VIQ solutions will reduce time to market and acceleration of revenue growth.

In Q2, we also continued our momentum with technology services revenue, signing three major contracts valued with booking value estimated at approximately $3,500,000, that continues to build on the key pillars of multi-year growth. Allowing for the challenges in Australia, gross margin continues to improve. While we have seen some slow down directly tied to migrations and the execution of Project Titan which is the Company’s global expansion initiative to insulate the Company from cost pressures in the onshore labour market and provide the Company with increased capacity), the gains from efficiency are driving improvement and VIQ remains on track to deliver on the targets provided in Q1 2022.

Management Discussion & Analysis	Page 4

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

While the challenges of April and May constrained the expected Q2 rebound, the momentum is very strong as evidenced in the key performance indicators (“KPIs”) presented. Q2 KPIs are as follows:

•	The gross margin without COVID-19 subsidies for consolidated technology services[1], has improved 6.9%, from 39.5% to 46.4%. Margin acceleration was impacted by the costs associated with the great resignation in Australia and training associated with migrations to core technologies and editing.

•	There was a dramatic improvement in the cost to produce a minute of transcription, which dropped by 9.4% percent in comparison to Q1 2022, this is due to improvements in overall efficiency in Australian production operations and continued global integration with VIQ technology. This metric shows a pure view of the cost of production without the impact of price and highlights the improvement in our operational advancements related to the migration to technologies.

•	The Net Promoter Score (NPS)[2], which gauges customer loyalty, satisfaction, and enthusiasm, was an 86, and the creators of NPS, Bain & Company, suggest that a score above 80 is world class. This remained consistent with Q1 2022 despite the challenges in on time services delivery in Australia.

As we look to the second half of the year, we expect normalization and increased predictability in historic monthly volumes across the geographies. As recovery plans are completed in Australia and global resourcing drives increase capacity, we expect to see an acceleration in migrations to core technologies.

Key Operating Highlights during the three months and six months ended June 30, 2022

•	Total revenue for the three months ended June 30, 2022, was $12,351,655, an increase of $4,159,843 or 51% from $8,191,812 recognized in the comparative period in 2021. Total revenue for the six months ended June 30, 2022, was $23,876,636, an increase of $7,430,602 or 45% from $16,446,034 recognized in the comparative period in 2021.

•	Gross margin for the three months ended June 30, 2022, was $6,094,202 representing 49.3% of revenue versus 48.6% of revenue in the comparative period in 2021. Gross margin for the six months ended June 30, 2022, was $11,583,251 representing 48.5% of revenue versus 48.6% of revenue in the comparative period in 2021.

•	Net loss for the three months ended June 30, 2022, was $3,198,138, a decrease of $7,300,525 or 70% from a net loss of $10,498,662 recognized in the comparative period in 2021. Net loss for the six months ended June 30, 2022, was $5,208,053, a decrease of $6,957,398 or 57% from a net loss of $12,165,451 recognized in the comparative period in 2021.

1 Gross margin excluding Covid 19 subsidies is gross margin for technology services as reported less Covid 19 related subsidies received related to technology services employees

2 Please refer to the section entitled "Key Performance Indicators".

Management Discussion & Analysis	Page 5

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

•	Adjusted EBITDA[3], for the three months ended June 30, 2022, was a deficit of $709,106, a increase of $367,060, from an Adjusted EBITDA deficit of $341,246 recognized in the comparative period in 2021. The decrease in Adjusted EBITDA was primarily due to reduced COVID-19 wage subsidies, the three months ended June 30, 2022, included $225,453 reduction in expenses related to COVID -19 wage subsidies versus $595,119 recorded in the comparative period 2021. Adjusted EBITDA, for the six months ended June 30, 2022, was a deficit of $1,659,011, a increase of $1,652,821, from an Adjusted EBITDA deficit of $6,190 recognized in the comparative period in 2021. The decrease in Adjusted EBITDA for the six months ended June 30, 2022, was driven by higher selling and administrative expenses related to professional fees for regulatory filings and director and officer insurance, incremental increase in cloud services expenses and a decrease in license sales which are typically higher margin. In addition, the six months ended June 30, 2022, included $225,453 reduction in expenses related to COVID-19 wage subsidies versus $898,585 recorded in the comparative period in 2021. The decrease in Adjusted EBITDA was partially offset by productivity gains through migrating customers to NetScribe, powered by aiAssist.

Results of Operations

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.

3 Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 6

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

The following table sets forth a summary of our results of operations for the three months and six months ended June 30, 2022, and 2021:

Unaudited

	Three months ended June 30		Period over Period Change		Six months ended June 30		Period over Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	12,351,655	8,191,812	4,159,843	51	23,876,636	16,446,034	7,430,602	45
Cost of sales	6,257,453	4,210,733	2,046,720	49	12,293,385	8,447,120	3,846,265	46
Gross profit	6,094,202	3,981,079	2,113,123	53	11,583,251	7,998,914	3,584,337	45
Expenses
Selling and administrative expenses	6,532,440	3,953,046	2,579,394	65	12,668,748	7,492,156	5,176,592	69
Research and development expenses	278,357	260,010	18,347	7	477,442	499,673	(22,231)	(4)
(Gain) loss on contingent consideration	(7,489)	109,269	(116,758)	(107)	96,072	13,275	82,797	624
Stock-based compensation	540,580	6,687,792	(6,147,212)	(92)	1,492,776	6,773,787	(5,281,011)	(78)
Depreciation	139,853	70,101	69,752	100	275,567	143,656	131,911	92
Amortization	1,079,784	1,118,014	(38,230)	(3)	2,103,414	2,292,822	(189,408)	(8)
Interest expense	241,128	335,594	(94,466)	(28)	580,841	667,013	(86,172)	(13)
Accretion and other financing costs	156,307	254,712	(98,405)	(39)	289,280	519,661	(230,381)	(44)
Gain on revaluation of options	(355,215)	-	(355,215)	(100)	(1,063,662)	-	(1,063,662)	(100)
Gain on revaluation of RSUs	(134,205)	-	(134,205)	(100)	(308,458)	-	(308,458)	(100)
Gain on revaluation of the derivative warrant liability	(159,964)	-	(159,964)	(100)	(1,046,780)	-	(1,046,780)	(100)
Restructuring costs	154,727	238,037	(83,310)	(35)	169,108	360,253	(191,145)	(53)
Business acquisition costs	374,053	-	374,053	-	395,517	-	395,517	-
Other income	(120)	(4,841)	4,721	(98)	(729)	(8,294)	7,565	(91)
Foreign exchange loss	489,803	153,400	336,402	(219)	748,563	368,725	379,837	(103)
Loss before income taxes	(3,235,837)	(9,194,055)	5,958,218	65	(5,294,448)	(11,123,813)	5,829,365	52
Current income tax expense	(110,135)	(43,348)	(66,787)	154	(172,642)	(1,358)	(171,284)	12,613
Deferred income tax recovery (expense)	147,834	(1,261,259)	1,409,093	(112)	259,037	(1,040,280)	1,299,317	(125)
Income tax recovery (expense)	37,699	(1,304,607)	1,342,306	103	86,395	(1,041,638)	1,128,033	108
Net Loss	(3,198,138)	(10,498,662)	7,300,525	70	(5,208,053)	(12,165,451)	6,957,398	57

Adjusted EBITDA [1]	(709,106)	(341,246)	(367,860)	108	(1,659,011)	(6,190)	(1,652,821)	26,701

Weighted average number of common shares outstanding
Basic	28,653,056	25,029,019			29,890,785	24,749,637
Diluted	28,653,056	25,029,019			29,890,785	24,749,637
Net loss per share
Basic	(0.11)	(0.42)			(0.17)	(0.49)
Diluted	(0.11)	(0.42)			(0.17)	(0.49)

1Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

Management Discussion & Analysis	Page 7

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Comparison of the three months and six months ended June 30, 2022, and 2021

Revenue and Insights

Total revenue for the three months ended June 30, 2022, was $12,351,655, an increase of $4,159,843, or 51%, from $8,191,812 recognized in the comparative period in 2021.

Lower organic revenue is due primarily to lower capacity from the return to work in April and May in Australia, lower capacity in Law Enforcement as migrations to Project Titan required higher levels of QA and pivots in demand in the insurance vertical. Total revenue for the six months ended June 30, 2022, was $23,876,636 an increase of $7,430,602, or 45%, from $16,446,034 recognized in the comparative period in 2021.

The increase in revenue for the three and six months ended June 30, 2022, was primarily due to technology service revenue generated from Q4 2021 acquisitions which were partially offset by lower organic technology service revenue generated from USA and Australia and lower technology sales versus the comparative periods in 2021.

Cost of Sales

Cost of Sales for the three months ended June 30, 2022, increased by $2,046,720, or 49%, to $6,257,453, from $4,210,733 for the comparative period in 2021. Cost of Sales for the six months ended June 30, 2022, increased by $3,846,265, or 46%, to $12,293,385, from $8,447,120 for the comparative period in 2021.

The increase in Cost of Sales for the three months and six months ended June 30, 2022, is primarily due to Cost of Sales related to Q421 acquisitions which were partially offset by productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce.

The Company pivoted to use a broader global labor force which is opportunistic in terms of incremental capacity, lower costs and 24-hour production is expected to be another accelerator to the gross margin improvements that began in Q4 2021.

During the three months ended June 30, 2022, the Company received and recorded $129,888 of COVID-19 wage subsidies vs. $221,519 in the comparative period in 2021. During the six months ended June 30, 2022, the Company received and recorded $129,888 of COVID-19 wage subsidies vs. $336,590 in the comparative period in 2021.

Gross Profit

Gross Profit for the three months ended June 30, 2022, increased by $2,113,123, or 53%, to $6,094,202, from $3,981,079, for the comparative period in 2021. The increase in Gross Profit for the three months ended June 30, 2022, is primarily due to Q4 2021 acquisitions and productivity gains. In addition, the comparative period 2021 includes $221,519 in COVID-19 wage subsidies compared to $129,888 in the three months ended June 30, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the three months ended June 30, 2022, would be 48.3% vs. 45.9% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce.

Management Discussion & Analysis	Page 8

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Gross Profit for the six months ended June 30, 2022, increased by $3,584,337, or 45%, to $11,583,251, from $7,998,914, for the comparative period in 2021. The increase in Gross Profit for the six months ended June 30, 2022, is primarily due to Q4 2021 acquisitions and productivity gains, partially offset by lower technology revenue vs. The comparative period in 2021. In addition, the comparative period in 2021 includes $336,590 in COVID-19 wage subsidies vs. $129,888 in the six months ended June 30, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the six months ended June 30, 2022, would be 48.0% vs. 46.6% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and lower labour costs due to our global workforce.

Selling and Administrative Expenses

Selling and Administrative Expenses for the three months ended June 30, 2022, increased by $2,597,394, or 65%, to $6,532,440, from $3,953,046, for the comparative period in 2021. The increase for the three months ended June 30, 2022, includes Selling and Administrative Expenses related to Q4 2021 acquisitions of approximately $1,700,000, director and officer insurance of approximately $300,000, and incremental costs associated with cloud services of approximately $200,000 to support our customer migration to editing and technology-based workflows. In addition, the three months ended June 30, 2022, included $95,565 for COVID-19 wage subsidies versus $373,600 in the comparative period in 2021.

Selling and Administrative Expenses for the six months ended June 30, 2022, increased by $5,176,592, or 69%, to $12,668,748, from $7,492,156, for the comparative period in 2021. The increase for the six months ended June 30, 2022, includes Selling and Administrative Expenses related to Q4 2021 acquisitions of approximately $3,400,000, director and officer insurance of approximately $600,000 and incremental costs associated with cloud services of approximately $300,000 to support our customer migration to editing and technology-based workflows. In addition, the six months ended June 30, 2022, included $95,565 for COVID-19 wage subsidies versus $561,994 in the comparative period in 2021.

Research and Development Expenses

Research and Development Expenses for the three months ended June 30, 2022, increased by $18,347, or 7%, to $278,357, from $260,010, for the comparative period in 2021. The increase in Research and Development Expenses for the three months ended June 30, 2022, is primarily due to higher project costs than the comparative period in 2021. Research and Development Expenses for the six months ended June 30, 2022, decreased by $22,231, or 4%, to $477,442, from $499,673, for the comparative period in 2021. The decrease in Research and Development Expenses for the six months ended June 30, 2022, is primarily due to lower project costs than the comparative period in 2021.

Loss (Gain) on Contingent Consideration

For the three months ended June 30, 2022, Contingent Consideration changed by $116,758, from a loss of $109,269 recognized in the comparative period in 2021 to a gain of $7,489. For the six months ended June 30, 2022, Contingent Consideration changed by $82,797, from a loss of $13,275, recognized in the comparative period in 2021 to a loss of $96,072. The change for the three and six months June 30, 2022, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of higher forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the three months ended June 30, 2022, Stock Based Compensation decreased by $6,147,212 to $540,580 from $6,687,792, recognized in the same period of 2021. For the six months ended June 30, 2022, Stock Based Compensation decreased by $5,281,011 to $1,492,776 from $6,773,787, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 998,378 Registered Stock Units (RSUs) and 790,086 stock options granted in the three and six months ended June 30, 2021, compared to 236,563 options, 253,974 RSUs and 195,000 Performance Share Units (“PSUs”) granted during the three and six months ended June 30, 2022. In addition, the 2022 RSUs, PSUs and stock options were recorded at lower fair value due to lower share price.

Management Discussion & Analysis	Page 9

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Depreciation

For the three months ended June 30, 2022, Depreciation increased by $69,752, to $139,853, from $70,101 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Depreciation increased by $131,911, to $275,567, from $143,656 recognized in the comparative period in 2021. The increase in Depreciation for the three months and six months ended June 30, 2022, is due primarily to the addition of right of use assets acquired with Q4 2021 acquisitions.

Amortization

For the three months ended June 30, 2022, Amortization decreased by $38,230, to $1,079,784, from $1,118,014 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Amortization decreased by $189,408, to $2,103,414, from $2,292,822 recognized in the comparative period in 2021. The decrease in amortization expense is attributable to the reduction in amortization of capitalized internally generated intangible assets due to the timing of projects partially offset by amortization of intangible assets related to Q4 2021 acquisitions.

Interest Expense

For the three months ended June 30, 2022, Interest Expense decreased by $94,466, to $241,128, from $335,594 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Interest Expense decreased by $86,172, to $580,841, from $667,013 recognized in the comparative period in 2021. The decrease in Interest Expense for the three months and six months ended June 30, 2022, is primarily due to $4,005,768 principal repayment on long term debt, which occurred in Q1 2022.

Accretion and Other Financing Costs

For the three months ended June 30, 2022, Accretion and Other Financing Costs decreased by $98,405, to $156,307, from $254,712 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Accretion and Other Financing Costs decreased by $230,381, to $289,280, from $519,661 recognized in the comparative period in 2021. The decrease in Accretion and Other Financing Costs for the three months and six ended June 30, 2022, is primarily due to the settlement of ASC Services LLC earnout obligation in Q4 2021.

Gain on Revaluation of Options

For the three months ended June 30, 2022, Gain on Revaluation of Options increased by $355,215, to $355,215, from $0 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Gain on Revaluation of Options increased by $1,063,662, to $1,063,662, from $0 recognized in the comparative period in 2021. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement and the forfeiture of these options.

Gain on Revaluation of RSUs

For the three months ended June 30, 2022, Gain on Revaluation of RSUs increased by $134,205, to $134,205, from $0 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Gain on Revaluation of RSUs increased by $308,458, to $308,458, from $0 recognized in the comparative period in 2021. This increase is due to the revaluation of RSUs recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of June 30, 2022.

Management Discussion & Analysis	Page 10

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Gain on Revaluation of Derivative Warrant Liability

For the three months ended June 30, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $159,964, to $159,964, from $0 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $1,046,780, to $1,046,780, from $0 recognized in the comparative period in 2021. The Gain on Revaluation of Derivative Warrant Liability for the three and six months ended June 30, 2022 is due to a decrease in share price which results in a gain recognized.

Restructuring Costs

For the three months ended June 30, 2022, Restructuring Costs decreased by $83,310, to $154,727, from $238,037 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Restructuring Costs decreased by $191,145, to $169,108, from $360,253 recognized in the comparative period in 2021. The decrease in Restructuring Costs for the three months and six months ended June 30, 2022, is due to lower organizational restructuring costs related to mainly employee severance incurred versus comparative period in 2021.

Business Acquisition Costs

For the three months ended June 30, 2022, Business Acquisition costs increased by $374,053, to $374,053, from $0 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Business Acquisition costs increased by $395,517, to $395,517, from $0 recognized in the comparative period in 2021. The increase in Business Acquisition Costs for the three months and six months ended June 30, 2022, is primarily due to Q4 2021 acquisitions.

Other Income

For the three months ended June 30, 2022, Other Income decreased by $4,721, to $120, from $4,841 recognized in the comparative period in 2021. For the six months ended June 30, 2022, Other Income decreased by $7,565, to $729, from $8,294 recognized in the comparative period in 2021. The decrease in Other Income for the three months ended June 30, 2022, is primarily due lower interest earned on term deposits.

Foreign Exchange (Gain) Loss

For the three months ended June 30, 2022, Foreign Exchange (Gain) Loss increased by $336,402, from a loss of $153,400 recognized in the comparative period in 2021 to a loss of $489,803. For the six months ended June 30, 2022, Foreign Exchange (Gain) Loss increased by $379,837, from a loss of $368,725 recognized in the comparative period in 2021 to a loss of $748,563. The loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended June 30, 2022, Income tax expense, net of deferred income tax recovery, decreased by $1,342,306 to a tax recovery of $37,699, from a tax expense of $1,304,607 in the comparative period in 2021. For the six months ended June 30, 2022, Income tax expense, net of deferred income tax recovery, decreased by $1,128,033 to a tax recovery of $86,395, from a tax expense of $1,041,638 in the comparative period in 2021. The decrease for the three months and six months ended June 30, 2022, is primarily due to the recording of a valuation allowance on deferred tax asset recorded for our US entities in 2021 based on forecasted profitability and taxable profit recognized for our Australian subsidiaries.

Management Discussion & Analysis	Page 11

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Net Loss and Earnings Per Share

Net loss for the three months ended June 30, 2022, was $3,198,138 compared to net loss of $10,498,662, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.11 in the three months ended June 30, 2022, compared to a net loss per weighted average share of $0.42 for the comparative period in 2021. Net loss for the six months ended June 30, 2022, was $5,208,053 compared to a net loss of $12,165,451, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.17 in the six months ended June 30, 2022, compared to a net loss per weighted average share of $0.49 for the comparative periods in 2021.

Quarterly Results of Operations

The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended June 30, 2022. Our quarterly operating results have historically fluctuated significantly and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Company's future performance.

	(unaudited)
	Jun-22	Mar-22	Dec-21	Sep-21	Jun-21	Mar-21	Dec-20	Sept-20
Revenue	12,351,655	11,524,981	7,514,421	7,086,357	8,191,812	8,254,222	7,775,674	8,172,800

Net loss	(3,198,138)	(2,009,916)	(3,653,793)	(3,859,505)	(10,498,662)	(1,666,789)	(3,099,688)	(333,007)

Weighted average number of shares outstanding:
Basic	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247
Diluted	28,653,056	29,881,717	29,880,185	26,359,517	25,029,019	24,467,151	20,341,203	18,494,247

Net loss per share:
Basic	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)
Diluted	(0.11)	(0.07)	(0.12)	(0.15)	(0.42)	(0.07)	(0.15)	(0.02)

Key factors that account for the fluctuation in quarterly results include the variability in the Company’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and the UK.  It also has a slight impact in the US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.

Management Discussion & Analysis	Page 12

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Key Operating Metrics – Non-IFRS Measures

ARR

Metric: The ARR has increased to $49.6M from $48.8M reported in the previous quarter.

Measure Definition ARR: is the annualized equivalent value of the (i) software support maintenance, (ii) software subscription and (iii) technology services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our editing services contracts are volume based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe ARR is useful supplemental information as it provides a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

At June 30, 2022 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2022
Technology Services	26,676,738
Support & Maintenance	2,008,877
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	9,386,992
Total Annual Recurring Revenue	$49,574,287

Management Discussion & Analysis	Page 13

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

At March 31, 2022 - Reconciliation of 2021 Technology Services, support and maintenance, SaaS and Subscription revenues to ARR

2022
Technology Services	26,676,738
Support & Maintenance	2,008,877
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719
Add: Client Adjustments	8,569,849
Total Annual Recurring Revenue	$48,757,144

Adjusted EBITDA

Measure Definition:

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA”, as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of RSUs , gain on revaluation of derivative warrant liability, restructuring costs, impairment of goodwill and intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the recurring operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “EBITDA”, as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

Management Discussion & Analysis	Page 14

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company. The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months and six months ended June 30, 2022, and 2021:

	Three months ended June 30		Six months ended June 30
(unaudited)	2022	2021	2022	2021
Net Loss	(3,198,138)	(10,498,662)	(5,208,053)	(12,165,451)
Add:
Depreciation	139,853	70,101	275,567	143,656
Amortization	1,079,784	1,118,014	2,103,414	2,292,822
Interest expense	241,128	335,594	580,841	667,013
Current income tax expense	110,135	43,348	172,642	1,358
Deferred income tax expense (recovery)	(147,834)	1,261,259	(259,037)	1,040,280
EBITDA	(1,775,072)	(7,670,346)	(2,334,626)	(8,020,322)
Accretion and other financing costs	156,307	254,712	289,280	519,661
Gain on revaluation of options	(355,215)	-	(1,063,662)	-
Gain on revaluation of RSUs	(134,205)	-	(308,458)	-
Gain on revaluation of the derivative warrant liability	(159,964)	-	(1,046,780)	-
Restructuring Costs	154,727	238,037	169,108	360,253
Business acquisition costs	374,053	-	395,517	-
Other income	(120)	(4,841)	(729)	(8,294)
Stock-based compensation	540,580	6,687,792	1,492,776	6,773,787
Foreign exchange loss	489,803	153,400	748,563	368,725

Adjusted EBITDA	(709,106)	(341,246)	(1,659,011)	(6,190)

Bookings

Measure Definition: We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received during the period. Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, is an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

Management Discussion & Analysis	Page 15

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

(unaudited)	Q2 2022	Q2 2021	Q1 2022
Bookings	$4,359,086	$1,649,697	$1,659,993

Focus on global courts as well as media provided the baseline for the increased booking in the quarter.

Average Technology Services Revenue per Day

Measure Definition: Average Technology Service revenue per Day is calculated by region based on the total technology services revenue divided by the total billing days during the period . This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK.

(unaudited)

US	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$4,392,021	$4,776,109	$4,551,571
Number of Billing Days	64	64	61
Average Technology Services Revenue per Day	$68,625	$74,627	$74,616

Decline in average revenue per day was driven by capacity constraints in quality assurance as we expand our global capacity and retrain, particularly impacting Law Enforcement clients and revenue impact to rates driven by longer turn around times. Also impacting the reduction are changes related to insurance demand and the beginning of migrations to First Draft technology.

Australia	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$6,604,366	$2,183,519	$5,838,753
Average Number of Billing Days	56.5	58.2	50.5
Average Technology Services Revenue per Day	$116,891	$37,517	$115,619

The 312% increase from Q2 2021 to Q2 2022 reflects the full quarter of Auscript activity.

(unaudited)

UK	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$275,199	N/A	$375,958
Number of Billing Days	60	N/A	63
Average Technology Services Revenue per Day	$4,587	N/A	$5,968

(unaudited)

Consolidated	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$11,271,586	$6,959,628	$10,766,282
Average Number of Billing Days	59.3	62.1	54.9
Average Technology Services Revenue per Day	$190,077	$112,071	$196,107

Management Discussion & Analysis	Page 16

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio

Measure Definition: Technology Services Cost of Sales without COVID-19 subsidies per Minute of Audio is defined as the direct labor cost of edited content divided by the volume of audio content delivered.

(unaudited)

	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$11,271,586	$6,959,628	$10,766,282
Cost of Sales	$5,907,462	$3,986,194	$5,760,896
Add Back: COVID 19 subsidies	$129,247	$221,519	Nil
Cost of Sales without COVID 19 subsidies	$6,036,709	$4,207,713	$5,760,896
Number of Minutes	4,653,018	3,326,329	4,046,079
Technology Services Cost of Sales without Covid 19 subsidies per Minute of Audio	$1.30	$1.27	$1.42

Decreases from Q1 to Q2 reflect return to full courts schedules in Australia and improvements in costs with execution of global labor and technology deployment. Note that this reflects a higher base labor rate with Auscript causing an increase from the same quarter in 2021.

Gross Margin for Technology Services without COVID-19 Subsidies

Measure Definition: Gross Margin for Technology Services as reported less COVID-19 related subsidies received related to technology services employees.

(unaudited)

	Q2 2022	Q2 2021	Q1 2022
Technology Services Revenue	$11,271,586	$6,959,628	$10,766,282
Cost of Sales	$5,907,462	$3,986,194	$5,760,896
Add Back: COVID 19 subsidies	$129,247	$221,519	Nil
Gross Margin	$5,234,877	$2,751,915	$5,005,386
Gross Margin %	46.4%	39.5%	46.5%

Increases from Q2 2021 to Q2 2022 are driven by productivity gains through migrating customers to NetScribe, powered by aiAssist., and lower cost of sales through use of an expanded global workforce and increased utilization of fixed rate costs

Gross Margin for Technology and related revenue

Measure Definition: Gross margin for technology and related revenue as reported.

(unaudited)

	Q2 2022	Q2 2021	Q1 2022
Technology Revenue	$1,080,069	$1,232,184	$758,699
Cost of Sales	$349,991	$224,539	$275,036
Gross Margin	$730,078	$1,007,645	$483,663
Gross Margin %	67.6%	81.8%	63.7%

Gross Margin for Technology and related revenue was impacted by lower margin technology sales in Australia for subscription based documentation solutions.

Management Discussion & Analysis	Page 17

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Key Performance Indicators

VIQ Solutions monitors several KPIs to help it evaluate its business, measure its performance, identify trends affecting its business and formulate strategic plans.

Annual Delivered Content

Measure Definition: We define Annual Delivered Content as the annualized equivalent of the total number of unstructured digital audio minutes transformed into client specific structured text that is delivered electronically to the clients in the form of delivered pages.

(unaudited)

Annual Delivered Content	Q2 2022	Q2 2021	Q1 2022
Minutes	4,653,018	3,326,329	4,046,079
Pages	2,479,759	1,821,427	2,251,249

Improvements in Q2 2022 from Q2 2021 are tied to the full quarter of court work in Australia and expanded content from the media customers.

Productivity

Measure Definition: We define Productivity as the ratio of the time spent working on a particular document, including idle time, over the duration of the associated recording. This ratio is called OpenRT. (unaudited)

Productivity	Q2 2022	Q2 2021	Q1 2022
OpenRT	252/3.6	277/3.4	261/3.5

OpenRT is stable in the mature markets that have been migrated. The slight negative impact due to training in new global markets and in the UK as migrations for TTA begin.

Active Clients and Client Retention

Measure Definition: We define Active Clients as customer invoiced accounts who have an active license and technology service agreement with us that remains in effect in the twelve months ending at the specified period. The retention and expansion of our relationships with existing clients are key indicators of our revenue potential.  We started tracking this metric in Q4 2021.

(unaudited)

Active Clients	Q2 2022	Q2 2021	Q1 2022
Technology	68	N/A	55
Technology Services	3,387	N/A	2,815
Total	3,455	N/A	2,870

Management Discussion & Analysis	Page 18

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Technology Services Active Clients reflects the relatively larger number of net new customers in the US and an increased focus in private pay customers globally.

Approximately 70% of Auscript Legacy revenue comes from its contracted court customers and the remaining 30% is private sales, which can be companies or governmental agencies. These private sales fluctuate each month based largely on court sittings.

Technology Active Clients increased from Q1 2022 due to acceleration of technology as courts open.

Net Promoter Score

Measure Definition: The Net Promoter Score (“NPS”) measures the loyalty of clients to a company. NPS scores are measured with a survey and reported with a number from the range -100 to +100, a higher score is desirable. We conduct transactional surveys which are sent out after the client interacts with VIQ. It is used to understand client satisfaction on a granular level and provide feedback about a very specific topic and are likely to recommend the Company’s services.

(unaudited)

	Q2 2022	Q2 2021	Q1 2022
Net Promoter Score	86	90	86

The NPS shows a high probability that customers are secure and likely to recommend VIQ.

Total Number of Minutes of Content Processed on aiAssist

Measure Definition: We define the total number of minutes of content processed on aiAssist

(unaudited)

	Q2 2022	Q2 2021	Q1 2022
Number of Minutes of Content Processed on aiAssist	1,449,680	1,027,382	1,316,245

The 41% increase in number of minutes Content Processed on aiAssist from Q2 2021 to Q2 2022 is due to increased business volume and efficiency improvements including the use of more than one engine and the learning curve of editors.

Liquidity

As of June 30, 2022, we held cash of $3,491,907 as compared to $12,374,826 as of June 30, 2021 and $10,583,534 as of December 31, 2021. On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other estimated PIPE expenses. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due for at least the next 12 months. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Management Discussion & Analysis	Page 19

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Below is a summary of our cash provided by (used in) operating, investing, and financing activities for the periods indicated:

	Three Months Ended June 30		Six months ended June 30,
(unaudited)	2022	2021	2022	2021
Cash provided by (used in) operating activities	1,003,884	(2,592,922)	110,185	(3,500,350)
Cash used in investing activities	(758,044)	(442,717)	(1,579,270)	(1,938,650)
Cash provided by (used in) financing activities	(306,289)	(620,998)	(5,486,932)	929,697
Net decrease in cash for the period	(60,449)	(3,656,637)	(6,956,017)	(4,509,303)
Cash, beginning of period	3,720,281	16,020,297	10,583,534	16,835,671

Effect of foreign exchange	(167,925)	11,166	(135,610)	48,458

Cash, end of period	3,491,907	12,374,826	3,491,907	12,374,826

Cash Provided by (used in) Operating Activities

We generated cash of $1,003,884 in operating activities for the three months ended June 30, 2022. This resulted from $3,198,138 in net loss plus $1,897,342 of non-cash adjustments and $2,304,680 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable, accounts payable prepaid expenses and contract liabilities, partially offset by a decrease in inventories.

We generated cash of $110,185 in operating activities for the six months ended June 30, 2022. This resulted from $5,208,053 in net loss plus $3,092,458 of non-cash adjustments and $2,225,780 attributable to movements in non-cash working capital with changes primarily arising from a decrease in inventories, prepaid expenses partially offset by an increase in accounts receivable, accounts payable, and contract liabilities.

Cash Provided by (used in) Investing Activities

For the three months ended June 30, 2022, cash used in investing activities was $758,044 which consisted of purchase of property and equipment of $221,424, development costs related to internally generated intangible assets of $453,193 and an earnout payout for WordZ of $83,427.

For the six months ended June 30, 2022, cash used in investing activities was $1,579,270 which consisted of purchase of property and equipment of $237,886, development costs related to internally generated intangible assets of $913,594, an earnout payout for WordZ of $193,504, and change in restricted cash of $234,286.

Cash Provided by (used in) Financing Activities

Cash used by Financing Activities for the three months ended June 30, 2022, was $306,289, which consisted of repayment of debt of $190,943, repayment of lease obligations of $79,922, repayment of interest on lease obligations of $26,102, repayment of interest on debt of $9,322.

Cash used by Financing Activities for the six months ended June 30, 2022, was $5,486,932, which consisted of repayment of debt of $4,443,454, payment of amendment fees on debt of $239,880, repayment of lease obligations of $117,321 payment of interest on lease obligations of $54,991, and payment of interest on debt of $631,286.

Management Discussion & Analysis	Page 20

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Debt Covenants

In accordance with our debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”), the Company is required to maintain quarterly (i) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid, and capital expenditures divided by debt service for such period and (ii) a Net Debt to EBITDA Ratio less than 3. These financial covenants were waived for Q2 2022.

On March 30, 2022, the Company signed an amendment related to the Crown Debt Facility that required the Company to pay $4,005,768 (CAD $5,000,000) of the principal balance on March 30, 2022, and pay an amendment fee of approximately $239,880 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown Debt Facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022. As at June 30, 2022, the Company was in compliance with these additional financial covenants.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending September 30, 2022 and December 31, 2022 were unchanged.

Use of Proceeds from Private Placement

As a result of the completed private placement, the Company raised gross proceeds of $4,800,000 before the deduction of any fees and other estimated offering expenses. These proceeds have been placed in cash and cash equivalents. The Company’s use of proceeds from the closed direct offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form base shelf prospectus dated June 10, 2021 to the date of this MD&A.

Contractual Obligations

The following table summarizes our contractual obligations as at June 30, 2022, including commitments relating to leasing contracts:

(unaudited)	2022	2023	2024	2025	Total
Trade and other payables	$7,120,751	$–	$–	$–	$7,120,751
Lease obligations	213,363	455,438	323,096	236,877	1,228,774
Crown Debt Facility	–	8,105,020	–	–	8,105,020
Contingent Consideration - WZ	186,241	304,610	–	–	490,851
Contingent Consideration - Auscript	150,000	–	–	–	150,000
WordZ promissory note	223,276	446,552	–	–	669,828
HomeTech VTB loan	120,000	240,000	20,000		380,000
Total	$8,013,631	$9,551,620	$343,096	$236,877	$18,145,224

Management Discussion & Analysis	Page 21

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Capital Resources

Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as to develop new product offerings to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.

Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions. From July 1, 2022 to December 31, 2022, we have entered into a commitment for capital equipment refreshment for our Australian court business in the amount of $550,000 and expect to fund this through cash on hand.

Capital Allocation

A significant component of our strategy is to effectively and efficiently allocate capital between opportunities that generate the highest return on our capital with the goal over time to maximize shareholder equity.

The Company's capital allocation is centered on generating organic growth, investment in technologies, mergers and acquisitions, and balance sheet deleveraging. VIQ's focus is on closing and integrating strategic and accretive acquisitions, continuing to grow and drive market share and achieve consolidation efficiencies while maturing its AI engines through technology service volumes.

Paying out dividends, or buying back stock, are not anticipated as being part of our capital allocation strategy for the immediate future. Our goal with capital allocation is to increase the earning power of the Company and reinvest the free cash flow of the business to generate more cash.

Other Commitments

Other commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our June 30, 2022, unaudited interim condensed financial statements was $621,225, partially in trade and other payables and accrued liabilities of $536,387 and the remaining recorded as long-term contingent consideration of $84,838. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.

Contingent Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements.

Transactions Between Related Parties

There were no transactions between related parties for the three and six months ended June 30, 2022.

Management Discussion & Analysis	Page 22

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Critical Accounting Policies and Estimates

General

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2021, and 2020 which are available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). Certain accounting policies are particularly important to the reporting of our financial position and results of operations and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the three and six months ended June 30, 2022, from the years presented in our annual financial statements for the years ended December 31, 2021, and 2020.

Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

New accounting pronouncements adopted

We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022.

i.	Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.

ii.	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

iii.	Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

The adoption of these standards did not have a material impact to our financial results and are not expected to have a material impact in the future.

Management Discussion & Analysis	Page 23

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of June 30, 2-22 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim condensed financial statements as at and for the three months ended June 30, 2022, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of June 30, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

•	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;

•	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and

•	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

Management Discussion & Analysis	Page 24

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

These material weaknesses resulted in material misstatements, which were corrected, and also immaterial misstatements, some of which were corrected, prior to the release of the consolidated financial statements as of and for the three and six months ended June 30, 2022

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future.

The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

Internal Controls over Financial Reporting

Except for the material weaknesses described above, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended June 30, 2022 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

Risk Factors

A complete description of the risks and uncertainties affecting the Company is included in the most recently filed AIF and the Company’s annual report on Form 20-F filed with the SEC. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our common shares (the “Common Shares”)to decline. If any of the noted risks actually occur, our business may be harmed, and the financial condition and results of operation may suffer significantly. In that event, the trading price of the Common Shares could decline, and shareholders may lose all or part of their investment.

Disclosure of Outstanding Share Data

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at August 10, 2022 there were (i) 33,515,247 Common Shares issued and outstanding, (ii) 771,767 stock options outstanding with a weighted average exercise price per Common Share of $2.89 CAD expiring between 2023 and 2025 under the Company’s legacy stock option plan (iii) 579,563 stock options outstanding with a weighted average exercise price per Common Share of $2.45 CAD expiring 2031 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.20 CAD with no expiry date (v) 330,279 RSUs outstanding expiring 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 195,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026 and (viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027.

Management Discussion & Analysis	Page 25

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Diversity

Our success as a company continues to be made possible by our global workforce. We aim to attract, develop, and retain exceptional talent to meet the needs of our clients and create value for our shareholders. We understand that we have more to do to increase our overall representation to better reflect the world we live in. We believe that when people come from diverse backgrounds and have a variety of life experiences, they bring unique perspectives to the table. These perspectives increase innovation, creativity, and overall corporate performance.

In order to continue to produce our innovative technologies and technology services, it is crucial that we continue to attract and retain top talent. To facilitate talent attraction and retention, we strive to make VIQ a diverse and safe workplace, with opportunities for our employees in each region and functional area to grow and develop in their careers, supported by advancements and programs that build connections between our employees and their communities.

We believe that a diverse workforce is critical to our success, and we continue to focus on the hiring, retention and advancement of women and underrepresented populations. Our recent efforts have been focused in three areas: inspiring innovation through a diverse culture; expanding our efforts to recruit and hire world-class diverse talent; and identifying strategic partners to accelerate our diversity, equity and in the coming years inclusion (“DE&I”) programs.

Under the leadership of the current management team and the Board of Directors , VIQ has worked to create an environment and culture that enables all employees to participate and thrive. We know that onboarding people with diverse backgrounds and skillsets is a key ingredient for innovation, which is why our recruitment processes are built around improving our ability to identify the best, most diverse candidate pools. We use gender-neutral language in job descriptions and commit to bringing a diverse slate of candidates to a diverse interview panel at all levels of the Company. VIQ has a variety of diversity-related data points that exemplify how our workforce looks like the world around us and thrives as a result of it.

As of June 30, 2022, VIQ Diversity Metrics were as follows:

•	Global Employee Gender Diversification for all roles: 56% Women, 44% Men

•	Global Employee Gender Diversification for leadership roles: 29% Women, 71% Men

•	Global Race and Ethnicity Representation for all roles: 79% White, 16% Asian, 2% Black and 3% Latino

•	Geography where we work: 73% Australia, 14% United States, 3% Canada, 5% India, 3% Mexico and 2% United Kingdom.

•	Brick & Mortar: Eight physical Offices in four Countries

Due to its global footprint, VIQ has come to appreciate that amazing perspectives are grown all around the world and that DE&I programs can be most powerful when they are localized to the individual experiences that resonate with people in the countries, cities, and communities where they live.

Further support of DE&I includes changes that were made at the Board of Directors level through the Nomination Committee to align with the diversity of the organization globally as the Company scales to its next level in 2022.

Management Discussion & Analysis	Page 26

VIQ Solutions Inc.

VIQ Solutions Inc.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three and the Six Months ended June 30, 2022

Subsequent Events

On July 14, 2022, the Company signed an amendment to the Crown Debt Facility (the “Crown Amending Agreement”). Under the Crown Amending Agreement, covenants related to the Fixed Charge Coverage Ratio and Net Debt to EBITDA were removed. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending September 30, 2022 and December 31, 2022 were unchanged. .

On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and otherPIPE expenses. Each Unit consists of one Common Share and one Common Share purchase warrant “Warrant”) . Each Warrant entitles the holder thereof to purchase one Cmmon Share at an exercise price of $1.39. The Warrants will be exercisable beginning on January 21, 2023 and will expire on July 21, 2027.

Management Discussion & Analysis	Page 27